



06007458

SECUₓₓₓ ₓₓₓ ₓₓₓₓₓₓₓₓ ₓ ₓₓₓₓ ..SSION
Washington, D.C. 20549

AB 4/1/06

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

REC'D S.E.C.

MAR 3 2006

SEC FILE NUMBER
8- 48898

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WestPark Capital, Inc.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 Avenue of the Stars, Suite 310

(No. and Street)

Los Angeles   **CA**   **90067**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony C. Pintsopoulos   **(310) 843-9300**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200   **Greenwood Village**   **CO**   **80111**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 12 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Anthony C. Pintsopoulos_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___WestPark Capital, Inc._____ , as of _____**December 31**__ , 20**05**_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

NOTARY PUBLIC-STATE OF FLORIDA
Bryan McLean
Commission # DD483867
Expires: OCT. 19, 2009
Bonded Thru Atlantic Bonding Co., Inc.

Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable.)
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTPARK CAPITAL, INC.

TABLE OF CONTENTS



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET · SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
WestPark Capital, Inc.

We have audited the accompanying statement of financial condition of WestPark Capital, Inc. as of December 31, 2005, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WestPark Capital, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 10, 2006

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Network Worldwide

Spicer Jeffries is a member of MSI, a network of independent professional firms.

WESTPARK CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$	189,021
Deposit with clearing broker		20,109
Accounts receivable:		
Clearing broker		146,386
Other		185,706
Securities owned, at market value		636,184
Other assets		1,560
	$	**1,178,966**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:

Commissions payable	$	59,982
Accounts payable and accrued expenses		82,593
Total liabilities		142,575

CONTINGENCIES (Note 5)

SHAREHOLDER'S EQUITY (Note 2):

Preferred stock, no par value; 20,000 shares authorized; none issued	-
Common stock, no par value; 1,000,000 shares authorized; 8,800 shares issued and outstanding	1,309,091
Deficit	(272,700)
Total shareholder's equity	1,036,391
$	**1,178,966**

WESTPARK CAPITAL, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

REVENUE:

Commissions	$	1,200,336
Investment banking fees		1,126,265
Trading gain		210,865
Other		269,910
Total revenue		2,807,376

EXPENSES:

Management fees (Note 3)	58,500
Commissions, salaries, and benefits	1,877,606
General and administrative expenses	298,160
Clearing fees, net	(3,789)
Professional fees	325,100
Other	35,829
Total expenses	2,591,406

NET INCOME BEFORE INCOME TAXES		215,970
INCOME TAXES (Note 4)		-
NET INCOME	$	**215,970**

WESTPARK CAPITAL, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

| | Common Stock | | | Total |
	Shares	Amount	Deficit	Shareholder's Equity
BALANCES, December 31, 2004	8,800	$ 980,306	$ (488,670)	$ 491,636
Capital contributions		328,785		328,785
Net income	-	-	215,970	215,970
BALANCES, December 31, 2005	8,800	$ 1,309,091	$ (272,700)	$ 1,036,391

The accompanying notes are an integral part of this statement

6

WESTPARK CAPITAL, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOW FROM OPERATING ACTIVITIES:

Net income	$	215,970
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in accounts receivable from clearing broker		(97,796)
Increase in deposit with clearing broker		(85)
Decrease in accounts receivable		2,097
Increase in securities owned, at market value		(461,957)
Decrease in other assets		1,948
Decrease in commissions payable		(3,136)
Decrease in accounts payable and accrued expenses		(75,718)
Net cash used in operating activities		(418,677)

CASH FLOWS FROM FINANCING ACTIVITIES:

Capital contributions		328,785
Net cash provided by financing activities		328,785

NET DECREASE IN CASH		(89,892)
CASH, BEGINNING OF YEAR		278,913
CASH, END OF YEAR	$	**189,021**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for interest	$	**5,626**

The accompanying notes are an integral part of this statement.

WESTPARK CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -   *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Organization and Business

WestPark Capital, Inc. (the "Company") is a Colorado corporation formed on October 17, 1995. The Company currently operates as a registered broker-dealer with the Securities and Exchange Commission. The Company is a wholly owned subsidiary of WestPark Holdings, LLC ("Parent").

Securities owned by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income. The Company records securities transactions and related revenue and expenses on a trade date basis.

The Company, under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds with maturity of three months or less to be cash equivalents.

Financial Instruments

The carrying amounts of cash, deposit and receivable from clearing broker, accounts receivable, other assets, commissions payable and accounts payable are carried at amounts that approximate fair value due to the short-term nature of those instruments. Securities owned are valued at the December 31, 2005 quoted market price.

NOTE 1 -   *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)*

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

NOTE 2 -   *NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2005, the Company had net capital and net capital requirements of $628,799 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.23 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 -   *RELATED PARTY TRANSACTIONS*

The Company had a management agreement with its Parent. The agreement provided that certain overhead expenses were paid by the Parent. Management fees in the amount of $58,500 were incurred by the Company under this agreement during the year ended December 31, 2005. The management agreement was terminated during 2005.

Included in accounts receivable at December 31, 2005 is $114,493 due from the Company's parent.

NOTE 4 -   *INCOME TAXES*

The Company's income tax fiscal year end is June 30, 2005, at which time it had a net operating loss carryforward of approximately $415,000 which may be used to offset future taxable income. Of this carryforward, appproximately $335,000 expires in 2020, $64,000 in 2021 with the remainder expiring in 2022 and 2024. Net loss for financial reporting purposes differs from taxable income primarily due to timing differences relating to unrealized losses. These net operating loss carryforwards may result in future income tax benefits of $141,000 however, since realization is uncertain at the present time a valuation allowance in the same amount has been recorded. For the period ending June 30, 2005, the valuation allowance increased by $13,000.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 5 -   *FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND*
                CONTINGENCIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement, and financing of various client's securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the obligation.

The Company owns securities that are valued at the December 31, 2005 quoted market price. The Company may incur a loss if the market value decreases subsequent to December 31, 2005.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the amounts due from this clearing broker could be subject to forfeiture.

In addition, the Company has cash in financial institutions in excess of the FDIC insurance coverage of $100,000. At December 31, 2005, the Company had $86,973 in excess of this requirement and which is subject to loss should the financial institution cease operations.

SUPPLEMENTARY INFORMATION

WESTPARK CAPITAL, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
<u>DECEMBER 31, 2005</u>

CREDIT:

Shareholder's equity	$	1,036,391

DEBITS:

Other receivables		185,706
Non-marketable securities		100,016
Other assets		1,560
Total debits		287,282
Net capital before haircuts on securities positions		749,109
Haircuts on securities positions, includes undue concentration of $39,885		120,310

NET CAPITAL   628,799

Minimum requirements of 6-2/3% of aggregate indebtedness of
$142,575 or $100,000, whichever is greater   100,000

Excess net capital $ **528,799**

AGGREGATE INDEBTEDNESS:

Commissions payable	$	59,982
Accounts payable		82,593

TOTAL AGGREGATE INDEBTEDNESS $ **142,575**

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   **.23 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 Part II filing as of December 31, 2005.



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
WestPark Capital, Inc.

In planning and performing our audit of the financial statements and supplementary schedule of WestPark Capital, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by WestPark Capital, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

12



Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of WestPark Capital, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

In addition, our review indicated that WestPark Capital, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2005, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 10, 2006